[redacted]

15049829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 0/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walleye Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Niagara Lane North Suite 102
(No. and Street)

Plymouth (City) MN (State) 55447 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2015
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AW 3/14

Statement of Financial Condition

Walleye Trading LLC
December 31, 2014
SEC File Number: 8-66988
With Report of Independent Registered Public Accounting Firm

Walleye Trading LLC

Statement of Financial Condition

December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Manager and Member
Walleye Trading LLC

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Walleye Trading LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2015

Walleye Trading LLC

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 103,204
Dividends receivable	2,920,292
Other receivables	156,116
Receivables from brokers and dealers, net	3,346,301
Securities owned, at fair value (pledged)	2,932,814,046
Memberships in exchanges	6,054,269
Other investment	40,000
Total assets	$ 2,945,434,228

Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 24,146,612
Payable to Manager	4,493,727
Payables to brokers and dealers, net	356,921,202
Securities sold, not yet purchased, at fair value	2,477,397,126
Subordinated borrowings	500,000
Total liabilities	2,858,964,940
Class A member's equity	83,600,114
Class D member's equity	2,869,174
Total members' equity	86,469,288
Total liabilities and members' equity	$ 2,945,434,228

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2014

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, and index options market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of the following exchanges: International Securities Exchange, Inc.; ISE Gemini, LLC; the Chicago Board of Options Exchange, Inc.; the NYSE Amex, LLC; the Boston Options Exchange Group LLC; the NYSE ARCA Exchange, Inc.; the NASDAQ OMX PHLX Inc.; the BATS Exchange, Inc.; the Chicago Mercantile Exchange, Inc.; the New York Mercantile Exchange and the Chicago Board of Trade.

The Company primarily clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker). The Company also clears a portion of its proprietary futures transactions through Advantage Futures LLC.

Walleye Trading Advisors, LLC (the Company Manager), a Minnesota limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

Walleye Investments Fund LLC owns the Class A Member's equity. In 2014, the Company amended the operating agreement to provide for additional members by offering Class D equity interests. The new Class D Members are trading class members. Each Class D Member shall have responsibility for their trading activities, and will share in the profits and losses of only their trading activities according to their Supplemental agreements. All remaining profits and losses are allocated to the Class A Member.

The Class D Members shall not take part in management or have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other Officers of the Company. Those powers rest solely with the Class A Member. As of December 31, 2014, there was one Class D Member.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The following is a summary of significant accounting policies followed by the Company.

Revenue Recognition

Market-making and proprietary securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value. There were no exchange membership impairments in 2014.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Receivables from and Payables to Brokers and Dealers

Receivables from brokers and dealers consists of open trade equity for exchange-traded futures of $3,346,301. Payables to brokers and dealers, net consists of the following:

	December 31, 2014
Margin payable, net	$ 114,791,876
Unsettled securities transactions payable, net	238,423,409
Exchange-traded futures – open trade equity	3,705,917
Total	$ 356,921,202

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

4. Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned, at fair value (pledged):				
Options:				
Index	$ 475,824,325	$ -	$ -	$ 475,824,325
Equity	372,370,706	-	-	372,370,706
Eurodollar	132,241,263	-	-	132,241,263
Commodity – Oil	16,641	-	-	16,641
Equities	1,942,161,386	158,675	-	1,942,320,061
U.S. Treasuries	10,041,050	-	-	10,041,050
Total securities owned, at fair value	2,932,655,371	158,675	-	2,932,814,046
Other investment	-	40,000	-	40,000
Receivables from brokers and dealers, net:				
Futures contracts	3,346,301	-	-	3,346,301
	$ 2,936,001,672	$ 198,675	$ -	$ 2,936,200,347

4. Financial Instruments (continued)

	Level 1	Level 2	Level 3	Fair Value
Liabilities				
Securities sold, not yet purchased, at fair value:				
Options:				
Index	$ 1,495,524,705	$ -	$ -	$ 1,495,524,705
Equity	392,069,726	-	-	392,069,726
Eurodollar	166,465,050	-	-	166,465,050
Commodity – Oil	19,532	-	-	19,532
Equities	412,905,091	-	-	412,905,091
U.S. Treasuries	10,021,900	-	-	10,021,900
Corporate bonds	-	391,122	-	391,122
Total securities sold, not yet purchased, at fair value	2,477,006,004	391,122	-	2,477,397,126
Payables to brokers and dealers, net:				
Futures contracts	3,705,917	-	-	3,705,917
Total liabilities, at fair value	$2,480,711,921	$ 391,122	$ -	$ 2,481,103,043

4. Financial Instruments (continued)

All securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 9 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. No securities owned or securities sold, not yet purchased were deemed to be Level 3 during the year ended December 31, 2014. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in payables to brokers and dealers, net at December 31, 2014. There were no realized or unrealized gains or losses in Level 3 during the year and no transfers between any levels for the year.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2014, is approximately $6.1 million, based upon recent sales activity and observable lease rates for such memberships (categorized as Level 2 of the fair value hierarchy).

Other financial instruments are recorded by the Company at contract amounts and include receivables/payables from/to brokers and dealers, and others, and subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2014. Generally, the tax authorities can examine any tax returns filed for the last three years. No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes whose partners are individually liable for the taxes on their share of the Company's income or loss.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Company Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services, and other administrative services. These expenses are recorded on an accrual basis by the Company. At December 31, 2014, approximately $4.5 million of these expenses were payable to the Company Manager and are reflected as Payable to Manager on the statement of financial condition.

7. Subordinated Borrowings

During the year ended December 31, 2014, the Company renewed a cash subordination agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate plus 225 basis points (5.5% at December 31, 2014). The subordinated borrowings mature on October 31, 2015.

The subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to, equity options, index options, Eurodollar options, commodity options, and futures contracts. The Company records its derivative trade-related activities at fair value.

8. Derivative Transactions (continued)

The quarterly average number of open option and futures long contracts for the year ended December 31, 2014, was approximately 1.5 million and 13,000, respectively. The quarterly average number of open options and futures short contracts for the year ended December 31, 2014, was approximately 1.6 million and 33,000, respectively.

The following tables are intended to provide additional information about the effect of the Derivatives on the financial statements of the Company:

	Number of Contracts and Notional Amounts as of December 31, 2014			
Type	Long Contracts	Short Contracts	Long Notional	Short Notional
Futures	18,259	27,519	$4,541,547,843	$6,461,441,213
Index options	98,389	118,180	475,824,325	1,495,524,705
Equity options	1,200,314	1,167,194	372,370,706	392,069,726
Eurodollar options	358,834	393,679	132,241,263	166,465,050
Commodity options	59	81	16,641	19,532

	Statement of Financial Condition Location as of December 31, 2014		
Type	Securities Owned	Payables to Brokers and Dealers, Net	Securities Sold, Not Yet Purchased
Index options	$475,824,325	$ -	$1,495,524,705
Equity options	372,370,706	-	392,069,726
Eurodollar options	132,241,263	-	166,465,050
Commodity options	16,641	-	19,532
Futures	-	359,616	-

9. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or the Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For options sold short, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Substantially all of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule.

Net capital changes day to day, but at December 31, 2014, the Company had net capital of $53,440,741, which was $51,830,966 in excess of the required net capital of $1,609,775. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2014, the Company was in compliance with all such requirements.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the statement of financial condition date through February 27, 2015, the date the financial statements were available to be issued, for potential recognition or disclosure and noted there were no items deemed to impact the statement of financial condition as presented herein.